FORM N-1A

Securities Act Registration No. 333- 149064

Investment Company Act Registration No. 811-22178

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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Pre-Effective Amendment No. __

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Post-Effective Amendment No. 15

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and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY

ACT OF 1940

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Amendment No. 16

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(Check appropriate box or boxes.)

Davlin Philanthropic Funds

(Exact Name of Registrant as Specified in Charter)

44 River Road, Suite A
Wayland, MA 01778

(Address of Principal Executive Offices)(Zip Code)

Registrant’s Telephone Number, including Area Code:  (508) 276-1705

William E. B. Davlin
Davlin Philanthropic Funds
44 River Road, Suite A

Wayland, MA 01778

(Name and Address of Agent for Service)

With copy to:

JoAnn Strasser

Thompson Hine LLP

41 S. High  Street, 17th floor

Columbus, Ohio 43215

It is proposed that this filing will become effective immediately after filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A (File Nos. 333-149064 and 811-22178) of Davlin Philanthropic Funds. (the “Registration Statement”) is being filed solely for the purpose of filing the Consent of Auditor as Exhibit (j)(1) to Item 28 to this Registration Statement. Part A and Part B of Post-Effective Amendment No. 14 to the Registration Statement, filed on July 27, 2016, are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 28. Financial Statements and Exhibits.

(a) Articles of Incorporation. Registrant's Agreement and Declaration of Trust is incorporated by reference to Exhibit 23(a) to the Registrant’s Registration Statement on Form N-1A filed with the Securities Exchange Commission (“SEC”) on February 5, 2008.

(b) By-Laws.   Registrant's By-Laws are incorporated by reference to Exhibit 23(b) to the Registrant’s Registration Statement on Form N-1A filed with the Securities Exchange Commission (“SEC”) on February 5, 2008.

(c) Instruments Defining Rights of Security Holder. None other than in the Declaration of Trust and By-Laws of the Registrant.

(d) Investment Advisory Contract.   Registrant's Management Agreement with Davlin Fund Advisors is incorporated by reference to Exhibit 23(d) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A filed with the SEC on May 5, 2008.

(e) Underwriting Contracts. None.

(f) Bonus or Profit Sharing Contracts. None.

(g) Custodial Agreement. Registrant’s Custodial Agreement with The Huntington National Bank is incorporated by reference to Exhibit 23(g) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A filed with the SEC on May 5, 2008.

(h) Other Material Contracts.

(h.1) Accounting Services Agreement.  Registrant's Fund Accounting Service Agreement with Mutual Shareholder Services, LLC is incorporated by reference to Exhibit 23(h.1) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A filed with the SEC on May 5, 2008.

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(h.2) Transfer Agency Agreement.  Registrant's Transfer Agency Agreement with Mutual Shareholder Services, LLC is incorporated by reference to Exhibit 23(h.2) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A filed with the SEC on May 5, 2008.

(i) Legal Opinion.

(i.1) Opinion of Thompson Hine LLP is incorporated by reference to Exhibit 23(i.1) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A filed with the SEC on May 5, 2008.

(i.2) Consent of Thompson Hine LLP is incorporated by reference to Exhibit 28(i)(2) to Post-Effective Amendment No. 14 to the Registrant’s Registration Statement on Form N-1A filed with the SEC on July 27, 2016.

(j) Other Opinions.

(j.1) Consent of auditor is filed herewith.

(j.2) Powers of Attorney of the Officers and the Trustees of the Registrant are incorporated by reference to Exhibit 23(q) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A filed with the SEC on May 5, 2008.

(k) Omitted Financial Statements.  None.

(l) Initial Capital Agreements.   Registrant's Subscription Agreement between the Trust and the initial investor is incorporated by reference to Exhibit 23(l) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A filed with the SEC on May 5, 2008.

(m) Rule 12b-1 Plan.  Registrant’s Rule 12b-1 Plan is incorporated by reference to Exhibit 23(m) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A filed with the SEC on May 5, 2008.

(n) Rule 18f-3 Plan. None.

(o) Reserved.

(p) Code of Ethics.  Code of Ethics of the Registrant and Davlin Fund Advisors is incorporated by reference to Exhibit 23(p) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A filed with the SEC on May 5, 2008.

Item 29. Control Persons.  As of March 31, 2016, William E.B. Davlin, along with members of his immediate family, collectively owned over 25% of the outstanding shares of the Davlin Philanthropic Fund. As of March 31, 2016, William E.B. Davlin owned more than 50% of the membership interests of Davlin Fund Advisors, LLC, a Massachusetts limited liability company. As a result, Davlin Fund Advisors, LLC may be deemed to be under common control with the Fund.

Item 30. Indemnification.

Reference is made to Article VI of the Registrant's Agreement and Declaration of Trust which is included.  The application of these provisions is limited by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue. The Registrant may maintain a standard mutual fund and investment advisory professional and directors and officers liability policy. The policy, if maintained, would provide coverage to the Registrant, its Trustees and officers, and could cover its advisers, among others. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Item 31. Activities of Investment Adviser.

Certain information pertaining to the business and other connections of Davlin Fund Advisors, the Adviser to Davlin Philanthropic Funds, is hereby incorporated herein by reference to the section of Prospectus captioned “Management of the Fund” and to the section of the Statement of Additional Information captioned “Investment Management and Other Services.”  The information required by this Item 31 with respect to each director, officer or partner of Davlin Fund Advisors is incorporated by reference to Form ADV filed by Davlin Fund Advisors with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-68874).

 Item 32. Principal Underwriter.

There is no Principal Underwriter.

Item 33. Location of Accounts and Records.

All accounts, books and documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder are maintained at the office of the Registrant and the Transfer Agent at 8000 Town Centre Drive, Suite 400, Broadview Heights, OH 44147, except that all records relating to the activities of the Fund's Custodian are maintained at the office of the Custodian, at 41 South High Street, Columbus, OH 43215.

Item 34. Management Services. Not applicable.

Item 35. Undertakings. None.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 5th day of August, 2016.

DAVLIN PHILANTHROPIC FUNDS

By:

/s/ JoAnn M. Strasser

JoAnn M. Strasser, Attorney-in-Fact

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 5th day of August, 2016.

Signature

      Title

William E. B. Davlin*

               Trustee, President and Principal Executive Officer,

Treasurer and Principal and Chief Financial Officer

George E. McCully*

Trustee

James F. Dwinell*

Trustee

G. Keith Funston*

Trustee

*By:

/s/ JoAnn M. Strasser

JoAnn M. Strasser

Attorney-in-Fact

Exhibit Index

Consent of Auditor

EX-99.28.j.1